Orckit-Corrigent strengthens its presence in India
CE+T networking vendor increases human resources and appoints industry veteran VK Aggarwal as Managing Director for India
Tel Aviv, Israel, February 25, 2010 – Orckit Communications Ltd. (NASDAQ: ORCT), the leading Carrier Ethernet + Transport (CE+T) networking vendor, today announced that Mr. VK Aggarwal has joined the company as Managing Director India. Bringing more than 35 years of sales, business development, marketing and R&D expertise in the telecommunication market, Mr. Aggarwal will be leading the Indian headquarter, based in Gurgaon.

“VK Aggarwal joins Orckit-Corrigent from one of the world’s largest telecommunication vendors, Nokia Siemens Networks, where he served as Account Director for public operators and defense. Prior to this, he served as Executive Vice President, Siemens Communications for public & private operators and defense. His decision to join Orckit-Corrigent is evidence to our success and potential as a company,” said Mr. Oren Tepper, Vice President, corporate sales. “We recently announced the selection of our solutions by a Tier-1 service provider in India, and with the newly extended team we are looking forward to taking an active role in building the next generation transport for India’s networking infrastructure.”

The telecommunication market in India continues to present exceptional growth. For example, analyst firm OVUM has predicted 135 million new mobile connections in India in 2010. Cost optimized solutions are mandatory for building networks on a very large scale, and Orckit-Corrigent was able to introduce a Carrier Ethernet platform that is both scalable and cost efficient.

“Orckit-Corrigent has an excellent track record with innovative technologies. I look forward to joining the company’s talented team and fulfilling our potential in this growing market,” said Mr. VK Aggarwal, Managing Director, India at Orckit-Corrigent. “The company has already gained a significant footprint by building the next generation triple play network that is based on GPON technologies, and upcoming phases of the deployment will rely on Carrier Ethernet + Transport solutions.”

Orckit-Corrigent has also brought on additional employees to its headquarters in Gurgaon, India, to better serve the existing customers and develop new business opportunities.

About Orckit Communications Ltd.

Orckit facilitates telecommunication providers’ delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent’s product lines include Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features, and Personalized Video Distribution systems - an advanced video distribution portfolio, optimized for IPTV, enabling multiple HD streams per home.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global  economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.